SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 11, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated April 11, 2007 regarding “Ericsson’s Annual General meeting 2007”.

Press Release April 11, 2007

Ericsson’s Annual General Meeting 2007

At the Annual General Meeting of Shareholders (AGM) of Telefonaktiebolaget LM Ericsson (Ericsson) (NASDAQ:ERIC), the AGM resolved to approve the proposals by the Nomination Committee and the Board of Directors, with the exception for a Long term Variable compensation plan 2007 and transfer of shares in connection therewith.

In accordance with the proposal by the Nomination Committee, Michael Treschow was re-elected Chairman of the Board of Directors, Sverker Martin-Löf and Marcus Wallenberg were re-elected Deputy Chairmen and Sir Peter L. Bonfield, Börje Ekholm, Katherine Hudson, Ulf J. Johansson, Nancy McKinstry, Anders Nyrén and Carl-Henric Svanberg were re-elected Directors of the Board.

The AGM resolved to adopt the Profit and Loss Statement for 2006 and the Balance Sheet for the Parent Company as of December 31, 2006, as well as the Consolidated Profit and Loss Statement for 2006 and the Consolidated Balance Sheet for the Group as of December 31, 2006.

The members of the Board of Directors and the President were discharged of liability for the fiscal year 2006.

In accordance with the Board of Directors’ proposals, the AGM resolved that a dividend of SEK 0.50 per share shall be paid for the year 2006 and that Monday April 16, 2007 shall be the record day for dividend.

In accordance with the proposals of the Nomination Committee, the AGM resolved that:

The number of Board members is 10; and that no deputies will be elected;

the fees to the non-employed members of the Board of Directors and to the non-employed members of the Committees to the Board of Directors elected by the AGM be paid as follows (all unchanged from 2006):

•	3,750,000 SEK to the Chairman of the Board of Directors;

•	750,000 SEK each to the other non-employed Board members;

•	350,000 SEK to the Chairman of the Audit Committee;

•	250,000 SEK each to the other non-employed members of the Audit Committee; and

•	125,000 SEK each to the Chairmen and other non-employed members of the Finance- and Remuneration Committee, respectively.

Further, the AGM resolved to approve the Nomination Committee’s proposals for the procedure on appointing the members of the Nomination Committee and the assignment of the Nomination Committee. The AGM also resolved that no fees be paid to the members of the Nomination Committee.

In accordance with the proposals of the Nomination Committee, the AGM also resolved to appoint PricewaterhouseCoopers as auditor for the period as from the close of the AGM 2007 until the close of the AGM 2011, and that the fees to the auditor will be paid against approved account.

The Board of Directors’ proposal for implementation of a Long term Variable compensation plan 2007 and transfer of shares in connection therewith was not approved by the AGM.

Further the AGM resolved in accordance with the proposals of the Board of Directors to approve:

1.	The principles on remuneration to the top executives; and

2.	Transfer of own shares as a consequence of the resolutions by the AGM on the Global Stock Incentive Program 2001, the Stock Purchase Plan 2003, the Long Term Incentive Plans 2004, 2005 and 2006.

For further information regarding the resolutions above on the transfer of own stock, see separate press release.

The proposals by the Nomination Committee and the Board of Directors are posted on the Company’s web site and the Minutes kept at the AGM will be posted on the Company’s web site within short.

A summary of Carl-Henric Svanberg’s speech at the AGM can be found at http://www.ericsson.com/press

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Media Relations

Phone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

Investors

Investor Relations

Phone: +46 8 719 00 00

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 11, 2007